Exhibit 99.2

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2016

Bezeq - The Israel Telecommunication Corp. Ltd.
Board of Directors’ Report on the State of the
Company’s Affairs for the Period Ended

September 30, 2016

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2016

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the nine months ended September 30, 2016 (“the Period”) and the three months then ended (“the Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors' report of December 31, 2015 is also available to the reader.

On March 23, 2015, the Company assumed control of DBS Satellite Services (1998) Ltd. ("DBS") and has consolidated DBS from that date ("DBS's Consolidation").

For more information, see Note 4.2 to the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an "Others" segment, which comprises mainly online content and commerce services (through "Walla") and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group's results were as follows:

	1-9.2016	1-9.2015	Increase (decrease)		7-9.2016	7-9.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%
Profit	1,059	1,352	(293)	(21.7)	394	407	(13)	(3.2)
EBITDA (operating profit before depreciation and amortization)	3,120	3,307	(187)	(5.7)	1,041	1,109	(68)	(6.1)

The statement of income and statement of cash flows for the Period and the Quarter include the results of the Multi-Channel Television segment. The statement of income and statement of cash flows for the nine months ended September 30, 2015, include the results of DBS's operations for the three month period ended March 31, 2015, accounted for as per the equity method.

The results of the reporting Period, compared to the corresponding period last year, were mainly affected by lower operating profits in the Domestic Fixed-Line Communications segment due to a reduction in capital gains on real estate sales, and lower operating profits in the Cellular Communications segment due to decreased revenues. Results were also affected by changes in taxes on income and by DBS's Consolidation at the end of the first quarter of 2015, as explained below.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2016

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	Sept 30, 2016	Sept 30, 2015		Increase (decrease)
	NIS millions	NIS millions		NIS millions	%	Explanation
Cash and current investments	1,846	2,156		(310)	(14.4)	The decrease was mainly attributable to the Cellular Communications and Multi-Channel Television segments.
Current trade and other receivables	2,218	2,423		(205)	(8.5)	The decrease was due to a reduction in trade receivables in the Cellular Communications segment, mainly due to lower revenues from services and a decrease in trade receivables in the other Group segments.
Inventory	96	90		6	6.7
Non-current trade and other receivables	641	643		(2)	(0.3)
Property, plant and equipment	6,840	6,975		(135)	(1.9)	The decrease was mainly attributable to the Cellular Communications and Multi-Channel Television segments, and was partially offset by an increase in the Domestic Fixed-Line Communications segment.
Intangible assets	3,121	3,389	*	(268)	(7.9)	The decrease was mainly due to write-downs of excess acquisition costs attributed to intangible assets upon assuming control of DBS. The decrease was further attributable to lower balances in the Domestic Fixed-Line Communications and Cellular Communications segments.
Deferred tax assets	1,103	1,200	*	(97)	(8.1)	The decrease in tax assets was mainly a result of a decrease in the corporate tax rate, from 26.5% to 25%, on January 1, 2016. (See Note 5.1 to the financial statements).
Other non-current assets	838	846		(8)	(0.9)
Total assets	16,703	17,722		(1,019)	(5.7)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2016

1.1.	Financial Position (Contd.)

	Sept 30, 2016	Sept 30, 2015		Increase (decrease)
	NIS millions	NIS millions		NIS millions	%	Explanation
Debt to financial institutions and debenture holders	11,246	11,077		169	1.5	The increase was due to net debenture issuance and receipt of net loans in the Domestic Fixed-Line Communications segment, and was mostly offset by debenture repayments in the Multi-Channel Television segment.
Trade and other payables	1,599	1,822		(223)	(12.2)	The decrease was reported across all Group segments.
Current and deferred tax liabilities	252	779		(527)	(67.7)	The Company paid NIS 461 million in taxes under an agreement between the Company and the tax authorities (see Note 5.2 to the financial statements).
Liabilities towards Eurocom D.B.S. Ltd.	6	217	*	(211)	(97.2)	Payments to Eurocom D.B.S. for purchase of DBS's loans and shares (see note 4.2 to the financial statements).
Dividends payable	665	933		(268)	(28.7)	For more information, see Note 9 to the financial statements.
Other liabilities	908	869		39	4.5
Total liabilities	14,676	15,697		(1,021)	(6.5)
Total equity	2,027	2,025		2	0.1	Equity comprises 12.1% of the balance sheet total, as compared to 11.4% of the balance sheet total on September 30, 2015.

* Re-stated, see Note 4.2.1 concerning a business combination made in the previous year.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2016

1.2	Results of operations

1.2.1	Highlights

	1-9.2016	1-9.2015	Increase (decrease)		7-9.2016	7-9.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	7,580	7,379	201	2.7	2,510	2,602	(92)	(3.5)	The increase in the present Period was due to DBS's Consolidation, to the amount of NIS 422 million, starting from the second quarter of 2015. In contrast, revenues in the reporting Period and Quarter were down across the Group's main segments, mainly in the Cellular Communications segment.
Depreciation and amortization	1,331	1,225	106	8.7	442	457	(15)	(3.3)	The increase in the present Period was due to DBS's Consolidation, to the amount of NIS 67 million, and a write-down of excess acquisition costs incurred when assuming control.
Salaries	1,509	1,442	67	4.6	501	506	(5)	(1.0)	The increase in the present Period was mainly due to DBS's Consolidation to the amount of NIS 55 million.
General and operating expenses	2,984	2,801	183	6.5	994	1,000	(6)	(0.6)	The increase in the present Period was due to DBS's Consolidation to the amount of NIS 248 million. In contrast, expenses were down in the Group's other primary segments.
Other operating income, net	33	171	(138)	(80.7)	26	13	13	100.0	The decrease in net income in the present Period was mainly due to a decrease in capital gains on real estate sales in the Domestic Fixed-Line Communications segment.
Operating profit	1,789	2,082	(293)	(14.1)	599	652	(53)	(8.1)
Finance expenses, net	311	266	45	16.9	104	100	4	4.0	In the same period last year, the Company recognized NIS 21 million in finance income on shareholder loans to DBS, which are not included as of April 1, 2015, following the consolidation. Furthermore, net finance expenses were up in the Multi-Channel Television segment.
Share in the gains (losses) of investees	(4)	15	(19)	-	(2)	(1)	(1)	100.0	The last-year period included the effect of DBS's results in the first quarter of 2015.
Taxes on income	415	479	(64)	(13.4)	99	144	(45)	(31.3)	The decrease in tax expenses as detailed below for the Domestic Fixed-Line Communications segment was offset in the reporting Period to the amount of NIS 64 million following a reduction of a tax asset, due to the corporate tax rate reduction from 26.5% to 25% starting January 1, 2016.
Profit for the period	1,059	1,352	(293)	(21.7)	394	407	(13)	(3.2)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2016

1.2.2	Operating segments

A	Revenue and operating profit data, presented by the Group’s operating segments:

	1-9.2016		1-9.2015			7-9.2016		7-9.2015
	NIS millions	% of total revenues	NIS millions		% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	3,301	43.5	3,319		45.0	1,089	43.4	1,101	42.3
Cellular Communications	1,978	26.1	2,177		29.5	649	25.8	729	28.0
International Communications, Internet and NEP Services	1,156	15.3	1,173		15.9	384	15.3	389	15.0
Multi-Channel Television	1,307	17.2	1,325		17.9	434	17.3	446	17.1
Other and offsets	(162)	(2.1)	(615	)*	(8.3)	(46)	(1.8)	(63)	(2.4)
Total	7,580	100.0	7,379		100.0	2,510	100.0	2,602	100.0

	1-9.2016		1-9.2015			7-9.2016		7-9.2015
	NIS millions	% of segment revenues	NIS millions		% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,595	48.3	1,721		51.9	519	47.7	512	46.5
Cellular Communications	36	1.8	146		6.7	27	4.2	61	8.4
International Communications, Internet and NEP Services	129	11.2	182		15.5	45	11.7	59	15.2
Multi-Channel Television	196	15.0	203		15.3	62	14.3	74	16.6
Other and offsets	(167)	-	(170	)*	-	(54)	-	(54)	-
Consolidated operating profit/ % of Group revenues	1,789	23.6	2,082		28.2	599	23.9	652	25.1

(*)	Including offsets for the Multi-Channel Television segment, whose results were included as per the equity method in the first quarter of 2015.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2016

1.2.2.	Operating segments

B	Domestic Fixed-Line Communications Segment

	1-9.2016	1-9.2015	Increase (decrease)		7-9.2016	7-9.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	1,133	1,194	(61)	(5.1)	375	395	(20)	(5.1)	The decrease was due to lower average revenues per phone line and a decrease in the number of lines.
Internet - infrastructure	1,191	1,155	36	3.1	399	385	14	3.6	The increase was mainly due to growth in the number of Internet subscribers through the wholesale service and higher ARPU (retail), offset by a decline in the number of retail Internet subscribers.
Transmission, data communications and others	977	970	7	0.7	315	321	(6)	(1.9)
Total revenues	3,301	3,319	(18)	(0.5)	1,089	1,101	(12)	(1.1)
Depreciation and amortization	556	540	16	3.0	188	184	4	2.2
Salaries	672	685	(13)	(1.9)	225	232	(7)	(3.0)	The decrease was due to employee retirements and an increase in salaries attributed for investment, offset by salary increases.
General and operating expenses	525	542	(17)	(3.1)	183	186	(3)	(1.6)	The decrease was mainly due to a reduction in building maintenance and interconnect fees to telecom operators.
Other operating income, net	47	169	(122)	(72.2)	26	13	13	100.0	Capital gains on real estate sales were down in the reporting Period (and up in the Quarter).
Operating profit	1,595	1,721	(126)	(7.3)	519	512	7	1.4
Finance expenses, net	299	313	(14)	(4.5)	93	138	(45)	(32.6)	Net finance expenses were down in the Quarter, mainly due to the last-year quarter including finance expenses on the fair value of future long-term bank credit.
Taxes on income	299	424	(125)	(29.5)	83	118	(35)	(29.7)	Tax expenses were down due to the decrease in pre-tax income, the reduction in the corporate tax rate, the Company ceasing its tax provisions for shareholder loans to DBS after reaching an arrangement with the tax authorities, and adjusting tax balances for previous years.
Segment profit	997	984	13	1.3	343	256	87	34.0

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2016

1.2.2	Operating segments

C	Cellular Communications segment

	1-9.2016	1-9.2015	Increase (decrease)		7-9.2016	7-9.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Services	1,379	1,522	(143)	(9.4)	468	521	(53)	(10.2)	The decrease was due to market competition driving down rates and migration of existing customers to cheaper plans offering greater data bandwidth at current market prices.
									Furthermore, in the last-year quarter, the Company received a one-time rebate of NIS 18 million from the tax authorities.
Equipment sales	599	655	(56)	(8.5)	181	208	(27)	(13.0)	The decrease was mainly due to a a change in the sales mix, reflected in lower sales volumes of high-end cellular devices and more sales of lower-end cellular devices. Sales of accessories, electronic products and non-cellular multimedia products were also up.
Total revenues	1,978	2,177	(199)	(9.1)	649	729	(80)	(11.0)
Depreciation and amortization	290	319	(29)	(9.1)	92	109	(17)	(15.6)
Salaries	284	282	2	0.7	94	90	4	4.4
General and operating expenses	1,368	1,430	(62)	(4.4)	436	469	(33)	(7.0)	The decrease was mainly due to a decrease in the cost of handset sales, mirroring the change in the sales mix as aforesaid. The decrease was further due to a reduction in network operating expenses and expenses to telecom operators. This decrease in expenses was partially offset by increased distribution fees due to growth in the number of subscribers migrating to Pelephone, and in the Period was also due to an increase in frequency fees following the purchase of 4G LTE frequencies.
Operating profit	36	146	(110)	(75.3)	27	61	(34)	(55.7)
Finance income, net	37	39	(2)	(5.1)	14	11	3	27.3
Taxes on income	15	45	(30)	(66.7)	9	17	(8)	(47.1)
Segment profit	58	140	(82)	(58.6)	32	55	(23)	(41.8)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2016

1.2.2	Operating segments

D	International Communications, Internet and NEP Services

	1-9.2016	1-9.2015	Increase (decrease)		7-9.2016	7-9.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,156	1,173	(17)	(1.4)	384	389	(5)	(1.3)	The decrease was due to decreased revenues from call transfers between global operators (hubbing) and decreased revenues from international calls due to a decrease in call minutes driven by continued competition with cellular operators and increasing use of substitute software products. The decrease was partially offset by higher revenues from internet services, due to growth in the number of subscribers and higher revenues from PBX sales.
Depreciation and amortization	103	98	5	5.1	35	33	2	6.1
Salaries	248	226	22	9.7	83	75	8	10.7	The increase was mainly due to salary updates after signing the collective agreement in the first quarter of 2016.
General and operating expenses	662	669	(7)	(1.1)	221	221	-	-	The decrease in the Period was due to a reduction in the cost of call transfers between global operators (hubbing) and international call expenses, offset by higher internet service costs corresponding to the above revenues.
Other finance expenses (income)	14	(2)	16	-	-	1	(1)	(100)	Other expenses were attributable to the collective labor agreement signed in the first quarter of 2016.
Operating profit	129	182	(53)	(29.1)	45	59	(14)	(23.7)
Finance expenses, net	7	6	1	16.7	2	3	(1)	(33.3)
Share in the earnings of associates	1	-	1	-	1	-	1	-
Tax expenses	31	46	(15)	(32.6)	11	15	(4)	(26.7)
Segment profit	92	130	(38)	(29.2)	33	41	(8)	(19.5)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2016

1.2.2	Operating segments

E	Multi-Channel Television

	1-9.2016	1-9.2015	Increase (decrease)		7-9.2016	7-9.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,307	1,325	(18)	(1.4)	434	446	(12)	(2.7)	The decrease was mainly due to a decrease in the average number of subscribers.
Depreciation and amortization	225	234	(9)	(3.8)	75	78	(3)	(3.8)
Salaries	186	200	(14)	(7.0)	64	69	(5)	(7.2)
General and operating expenses	700	688	12	1.7	233	225	8	3.6
Operating profit	196	203	(7)	(3.4)	62	74	(12)	(16.2)
Finance expenses (income), net	57	48	9	18.8	26	(6)	32	-	Expenses were up mainly due to a change in the fair value of financial assets. Furthermore, data for the last-year quarter include finance income from a reduction in the interest rate on the debentures. This increase was partially offset by lower interest and debenture discount expenses following the early repayment of the 2012 Debentures.
Finance expenses for shareholder loans, net	465	398	67	16.8	178	155	23	14.8	The increase was mainly due to higher interest and discounting expenses.
Tax expenses	1	1	-	-	-	-	-	-
Segment loss	(327)	(244)	(83)	34.0	(142)	(75)	(67)	89.3

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2016

1.3	Cash flow

	1-9.2016	1-9.2015	Change		7-9.2016	7-9.2015	Change
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	2,694	2,851	(157)	(5.5)	902	1,050	(148)	(14.1)	The decrease in net cash from operating activities in the reporting Period was mainly attributable to the Cellular Communications segment, mainly due to a decrease in net profits and a more moderate decrease in trade receivables balances as compared to last year's decrease. The decrease was further attributable to the Domestic Fixed-Line Communications segment, due to changes in working capital. The decrease was partially offset by DBS's Consolidation to the amount of NIS 171 million.
									Net cash for the Quarter was down mainly due to Domestic Fixed-Line Communications operations, due to changes in working capital (mainly employee retirement payments).
Net cash from (used in) investing activities	(1,575)	220	(1,795)	-	(784)	(558)	(226)	40.5	The increase in net cash used in investing activities was due to the net purchase of held-for-trade financial assets in the Domestic Fixed-Line Communications segment in the reporting Period, a tax payment on finance income from shareholder loans of NIS 461 million in the present Quarter, and was also due to NIS 299 million in cash added in the first quarter of 2015 after assuming control of DBS.
Net cash used in financing activities	(736)	(2,701)	1,965	(72.8)	(518)	(288)	(230)	79.9	The decrease in net cash used in financing activities in the present Period was mainly due to cash inflows from a debenture issuance and receipt of loans in the Domestic Fixed-Line Communications segment to the amount of NIS 1,661 million, as compared to a debenture issuance of NIS 228 million in the Multi-Channel Television segment in the last-year period. Furthermore, payment of NIS 256 million was made to Eurocom D.B.S in the present Period (of which NIS 198 million in the present Quarter) for the purchase of DBS's shares and loans, as compared to NIS 680 million paid in the last-year period.
Net increase (decrease) in cash	383	370	13	3.5	(400)	204	(604)	-

Average volume in the reporting Period:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 11,030 million.

Supplier credit: NIS 921 million.

Short-term credit to customers: NIS 2,033 million. Long-term credit to customers: NIS 484 million.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2016

1.3.	Cash Flows (contd.)

As of September 30, 2016, the Group had a working capital deficit of NIS 783 million, as compared to a working capital deficit of NIS 1,333 million on September 30, 2015.

According to its separate financial statements, the Company had a working capital deficit of NIS 1,163 million as of September 30, 2016, as compared to a working capital deficit of NIS 2,398 million on September 30, 2015.

This reduction in the working capital deficit was mainly due to a decrease in current liabilities in the Domestic Fixed-Line Communications segment, including a decrease in tax liabilities, dividends payable and liabilities to Eurocom D.B.S. Ltd., and in the Company's separate financial statements was also attributable to the repayment of a loan from a subsidiary.

The Company's Board of Directors has reviewed, among other things, the Company's cash requirements and resources, both at present and in the foreseeable future, has reviewed the Company's and the Group's investment needs, the Company's and the Group's available credit sources, and has conducted sensitivity analysis to unexpected deterioration in the Company and the Group's business. In this context, the Company's Board of Directors has determined that the aforesaid working capital deficit does not indicate any liquidity problem in the Company and the Group and that there is no reasonable concern that the Company and the Group will fail to meet their existing and foreseeable obligations on time (even in the event of unexpected deterioration in the Company's and the Group's business). The Company and the Group can meet their existing and foreseeable cash requirements, both through available cash balances, through cash from operating activities, through dividends/loans from subsidiaries, by continuing to utilize guaranteed credit facilities for 2016 and 2017 under pre-determined commercial terms, and by raising debt from bank and non-bank sources.

The above information includes forward-looking information, based on the Company’s assessments concerning its liquidity. Actual data may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

2.	Market Risk - Exposure and Management

Surplus liabilities exposed to changes in the nominal NIS-based interest rate were up NIS 1.2 billion, following receipt of loans and expansion of Debentures (Series 9) (see Note 6 to the financial statements). This increase was partially offset, mainly by repayment of Debentures (Series 8) in the Domestic Fixed-Line Communications segment (see Section 4 below). Other than the above, fair value sensitivity analysis data as of September 30, 2016 do not differ materially from sensitivity analysis data as of December 31, 2015.

3.	Disclosure Concerning the Company’s Financial Reporting

3.1	Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

3.2	Material events subsequent to the financial statements’ date

On November 22, 2016, the Company's Board of Directors approved a budget of NIS 78.5 million for early retirement of 58 employees under an early pension plan (see Note 8 to the financial statements).

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2016

4.	Details of debt certificate series

4.1	On April 21, 2016, the Company completed the issuance of 714,050,000 debentures of NIS 1 par value each by way of expansion of Series 9 under a shelf offering report. Total proceeds (gross) were NIS 769 million. The terms of the debentures issued as aforesaid are identical to the terms of the Debentures (Series 9) already in circulation. Following expansion of this Series, total liabilities for Debentures (Series 9) became material compared to the Company's overall liabilities balance.

4.2	Debentures (Series 5 and 8)

	Debentures (Series 5)	Debentures (Series 8)
Repaid on June 1, 2016	NIS 397,828,629 par value Final repayment	NIS 443,076,688 par value
Revaluated par value as of September 30, 2016	-	NIS 443,209,624 The liability became immaterial compared to the Company's overall liabilities balance
Fair and market value as of September 30, 2016	-	NIS 466,965,660

4.3	Debentures (Series 6-10) are rated Aa2.il Stable by Midroog Ltd. (“Midroog”) and ilAA/Stable by Standard & Poor’s Maalot Ltd. (“Maalot”).

For current and historical ratings data for the debentures, see the Company's immediate report of June 2, 2016 (ref. no. 2016-01-043158), its supplementary immediate report of July 12, 2016 (ref. no. 2016-01-080467), and its immediate report of April 18, 2016 (ref. no. 2016-01-050395) (Midroog), and its immediate reports of April 25, 2016 (ref. no. 2016-01-055276) and April 17, 2016 (ref. no. 2016-01-050347) (Maalot).

The rating reports are included in this Board of Directors’ Report by way of reference.

5.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of September 30, 2016, see the Company's reporting form on the MAGNA system, dated November 23, 2016.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shaul Elovitch Chairman of the Board	Stella Handler CEO

Signed: November 22, 2016

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